OMB APPROVAL
OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden
hours per response . . . 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

HOMEBANC CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

43738R 10 9

(CUSIP Number)

Edgar D. Jannotta, Jr.

GTCR Golder Rauner, L.L.C.

6100 Sears Tower

Chicago, Illinois 60606-6402

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Stephen L. Ritchie, Esq.

Kirkland & Ellis LLP

200 E. Randolph Drive

Chicago, Illinois 60601

(312) 861-2000

August 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only)

GTCR Fund VII/A, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power

0 (1)
8 Shared Voting Power

0
9 Sole Dispositive Power

0 (1)
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

0.0%
14	Type of Reporting Person (See Instructions)

PN

(1) On August 9, 2006, GTCR Fund VII/A, L.P. distributed 4,211,444 shares of Common Stock to its general and limited partners in a pro rata distribution for no consideration, including a distribution of 221,123 shares of Common Stock to its general partner, GTCR Partners VII, L.P.

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only)

GTCR Fund VII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power

0 (1)
8 Shared Voting Power

0
9 Sole Dispositive Power

0 (1)
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

0.0%
14	Type of Reporting Person (See Instructions)

PN

(1) On August 9, 2006, GTCR Fund VII, L.P. distributed 6,134,966 shares of Common Stock to its general and limited partners in a pro rata distribution for no consideration, including a distribution of 376,698 shares of Common Stock to its general partner, GTCR Partners VII, L.P.

CUSIP No.	13D

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only)

GTCR Co-Invest, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power

0 (1)
8 Shared Voting Power

0
9 Sole Dispositive Power

0 (1)
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

0.0%
14	Type of Reporting Person (See Instructions)

PN

(1) On August 9, 2006, GTCR Co-Invest, L.P. distributed 94,722 shares of Common Stock to its general and limited partners in a pro rata distribution for no consideration, including a distribution of 17,201 shares of Common Stock to its general partner, GTCR Golder Rauner, L.L.C.

CUSIP No.	13D

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only)

GTCR Partners VII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

Not applicable.
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power

604,855 (1)
8 Shared Voting Power

604,855 (1)
9 Sole Dispositive Power

604,855 (1)
10 Shared Dispositive Power

604,855 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

604,855
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

1.1%
14	Type of Reporting Person (See Instructions)

PN

(1) Consists of 597,821 shares of Common Stock held directly as a result of the distribution on August 9, 2006, and 7,034 shares transferred by Edgar D. Jannotta, Jr. and Daniel L. Timm on May 25, 2005.

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only)

GTCR Golder Rauner, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

Not applicable.
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power

17,201 (1)
8 Shared Voting Power

622,056 (2)
9 Sole Dispositive Power

17,201 (1)
10 Shared Dispositive Power

622,056 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

622,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

1.1%
14	Type of Reporting Person (See Instructions)

OO

(1) Consists of 17,201 shares of Common Stock held directly as a result of the distribution on August 9, 2006.

(2) Includes 604,855 shares of Common Stock beneficially owned solely in its capacity as general partner of GTCR Partners VII, L.P.

Item 1. Security and Issuer.

The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of HomeBanc Corp., a Georgia corporation (the “Issuer”), with its principal executive offices at 2002 Summit Boulevard, Suite 100, Atlanta, Georgia 30319.

Item 2. Identity and Background.

(a)	This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) GTCR Fund VII/A, L.P., a Delaware limited partnership (“Fund VII/A”), by virtue of its direct beneficial ownership of Common Stock; (ii) GTCR Fund VII, L.P., a Delaware limited partnership (“Fund VII”), by virtue of its direct beneficial ownership of Common Stock; (iii) GTCR Co-Invest, L.P., a Delaware limited partnership (“Co-Invest”), by virtue of its direct beneficial ownership of Common Stock; (iv) GTCR Partners VII, L.P., a Delaware limited partnership (“GTCR Partners VII”), by virtue of it being the general partner of Fund VII/A and Fund VII; and (v) GTCR Golder Rauner, L.L.C., a Delaware limited liability company (“GTCR”), by virtue of it being the general partner of GTCR Partners VII and Co-Invest. Fund VII, Fund VII/A, Co-Invest, GTCR Partners VII and GTCR are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Certain information required by this Item 2 concerning the executive officers and members of GTCR is set forth on Schedule A attached hereto, which is incorporated herein by reference. GTCR is managed by its members.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 6100 Sears Tower, Chicago, IL 60606.

(c)	The principal business of each of the Reporting Persons, including GTCR as general partner of GTCR Partners VII and Co-Invest and GTCR Partners VII as general partner of Fund VII/A and Fund VII, is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

(d)	During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All individuals named in Schedule A to this statement are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Through various investments from April 6, 2000 through April 17, 2001, Fund VII acquired 32,813.06 preferred units of HBMC Holdings, LLC (“Holdings LLC”) for an aggregate purchase price of $32,813,060.00 and 23,092,433.66 common units of Holdings LLC for an aggregate purchase price of $2,309,243.37, and Co-Invest acquired 300.4 preferred units of Holdings LLC for an aggregate purchase price of $300,400.00 and 211,412.49 common units of Holdings LLC for an aggregate purchase price of $21,141.25. On April 28, 2000, Fund VII and certain other investors, including officers and directors of the Issuer, entered into a limited liability company agreement governing the affairs of Holdings LLC.

In July 2004, in connection with a reorganization of the Issuer, Holdings LLC exchanged all of the outstanding capital stock of its wholly-owned subsidiary, Abetterwayhome Corp., for 6,751,107 of the shares of the Common Stock, which represented 100% of the Common Stock at that time, and the Issuer became a wholly-owned subsidiary of Holdings LLC. In connection with the Issuer’s initial public offering on July 19, 2004, Holdings LLC distributed 5,611,622 shares of Common Stock to Fund VII and 51,375 shares of Common Stock to Co-Invest, in a pro rata distribution based on the number of preferred units held by Fund VII and Co-Invest, respectively.

Pursuant to a Stock Purchase Agreement, dated July 19, 2004, between the Issuer and Fund VII/A, the Issuer sold 4,250,000 shares of Common Stock to Fund VII/A at a price of $7.02 per share. Pursuant to a Purchase Agreement, dated July 19, 2004, between Fund VII/A and Co-Invest, Fund VII/A sold 38,556 of these shares to Co-Invest at a price of $7.02 per share.

The Issuer has granted Fund VII, Fund VII/A, Co-Invest and certain related parties waivers of the “disqualified person” provisions and the 9.8% ownership limitation provisions of the Issuer’s articles of incorporation with respect to shares of Common Stock issued or issuable to Fund VII, Fund VII/A and certain related parties as of July 19, 2004 (taking into account the transactions which occurred on such date).

A copy of the Stock Purchase Agreement and the Purchase Agreement are filed as exhibits hereto and are incorporated herein by reference. The summary of these agreements and documents and the agreements referred to elsewhere in this statement and incorporated herein by reference are not intended to be complete and are qualified in their entirety by reference to the detailed provisions of such agreements and documents.

Item 4. Purpose of Transaction.

GTCR, GTCR Partners VII, Co-Invest, Fund VII/A and Fund VII (the “GTCR Funds”) hold the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the GTCR Funds may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The information set forth in Item 3 and Item 6 of this Schedule 13D is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)	GTCR Partners VII is the direct beneficial owner of 604,855 shares of Common Stock, or approximately 1.1% of the Common Stock as of the date of this statement (assuming there are 56,909,603 shares of Common Stock outstanding). GTCR is the direct beneficial owner of 17,201 shares of the Common Stock, or approximately 0.0% of the Common Stock as of the date of this statement.

By virtue of the relationship between GTCR Partners VII and GTCR described in Item 2, GTCR may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by GTCR Partners VII.

The filing of this statement by GTCR shall not be construed as an admission that such party is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities owned by GTCR Partners VII.

(b)	By virtue of the relationship between GTCR Partners VII and GTCR described in Item 2, GTCR may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the Common Stock beneficially owned by GTCR Partners VII.

The filing of this statement by GTCR shall not be construed as an admission that such party is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities owned by GTCR Partners VII.

(c)	On May 25, 2005, Edgar D. Jannotta, Jr. and Daniel L. Timm each transferred 3,517 shares of Common Stock to GTCR Partners VII for no consideration.

On July 14, 2005, Holdings LLC made a pro-rata distribution of shares of Common Stock to its members for no consideration. Fund VII received 523,353 shares of Common Stock and Co-Invest received 4,791 shares of Common Stock in the distribution.

On August 9, 2006, Fund VII/A, Fund VII and Co-Invest made a pro-rata distribution of an aggregate of 10,441,132 shares of Common Stock to their respective general and limited partners for no consideration. Fund VII/A distributed 221,123 of Common Stock to its general partner, GTCR Partners VII, and 3,990,321 shares of Common Stock to its limited partners; Co-Invest distributed 17,201 shares of Common Stock to its general partner, GTCR, and 77,521 shares of Common Stock to its limited partners; and Fund VII distributed 376,698 shares of Common Stock to its general partner, GTCR Partners VII, and 5,758,268 shares of Common Stock to its limited partners. As a result of the distributions, Fund VII/A, Fund VII and Co-Invest no longer own any shares of Common Stock.

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only GTCR Partners VII and GTCR have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)	On August 9, 2006, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Fund VII/A, Fund VII, Co-Invest, GTCR and the Issuer are parties to an Amended and Restated Registration Rights Agreement, dated as of July 13, 2004. This agreement grants the investors party thereto certain piggyback registration rights in connection with the filing of a registration statement with the Commission to register the Common Stock. A copy of the Amended and Restated Registration Rights Agreement has been filed as an exhibit hereto and is incorporated herein by reference.

On July 13, 2004, Fund VII and Co-Invest and on July 16, 2004, Fund VII/A entered into Lock-Up Agreements with the representatives of the several underwriters in the initial public offering of the Issuer. The Lock-Up Agreements prohibit the transfer or disposition of Common Stock for a one hundred eighty (180) period following July 13, 2004, subject to certain exceptions. A copy of the Lock-up Agreements has been filed as an exhibit hereto and is incorporated herein by reference.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of August 3, 2004.

Exhibit 2	Powers of Attorney for the Reporting Persons, dated July 13, 2004 (previously filed in connection with the Reporting Persons’ Form 3 dated July 14, 2004).

Exhibit 3	Agreement and Plan of Reorganization, dated as of June 14, 2004, by and between HomeBanc Corp. and HBMC Holdings, LLC (incorporated by reference to Exhibit 10.39 to the Company’s Registration Statement on Form S-11 (File No. 333-113777)).

Exhibit 4	Amended and Restated Registration Rights Agreement, dated as of July 13, 2004, among Fund VII/A, Fund VII, Co-Invest, GTCR and the Issuer (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 21, 2004 (File No. 001-32245)).

Exhibit 5	Stock Purchase Agreement, dated July 19, 2004, between Fund VII/A and the Issuer (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 21, 2004 (File No. 001-32245)).

Exhibit 6	Purchase Agreement, dated July 19, 2004, between Fund VII/A and Co-Invest.*

Exhibit 7	Lock-Up Agreements, between Fund VII, Co-Invest, Fund VII/A and the representatives of the several underwriters.*

Exhibit 8	Articles of Incorporation of HomeBanc Corp. (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form S-11 (File No. 333-113777)).

Exhibit 9	Articles of Amendment of HomeBanc Corp. (incorporated by reference to Exhibit 3.3 of the Company’s Amendment No. 1 to Registration Statement on Form S-11 (File No. 333- 113777)).

Exhibit 10	Articles of Amendment of HomeBanc Corp. (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form 8-A filed with the Commission on February 3, 2006 (File No. 001-32245)).

Exhibit 11	Articles of Amendment of HomeBanc Corp. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K, dated March 13, 2006, filed with the Commission on March 14, 2006 (File No. 001-32245)).

Exhibit 12	Bylaws of HomeBanc Corp., as amended to date. (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K, dated March 13, 2006, filed with the Commission on March 14, 2006 (File No. 001-32245)).

*	Previously filed with the Schedule 13D filed on August 3, 2004.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2006

GTCR FUND VII/A, L.P.

By:	GTCR Partners VII, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Elisabeth M. Martin
Name:	Elisabeth M. Martin
Its:	Attorney-in-Fact

GTCR FUND VII, L.P.

By:	GTCR Partners VII, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Elisabeth M. Martin
Name:	Elisabeth M. Martin
Its:	Attorney-in-Fact

GTCR CO-INVEST, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Elisabeth M. Martin
Name:	Elisabeth M. Martin
Its:	Attorney-in-Fact

GTCR PARTNERS VII, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Elisabeth M. Martin
Name:	Elisabeth M. Martin
Its:	Attorney-in-Fact

GTCR GOLDER RAUNER, L.L.C.

By:	/s/ Elisabeth M. Martin
Name:	Elisabeth M. Martin
Its:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.
Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of August 3, 2004.

Exhibit 2	Powers of Attorney for the Reporting Persons, dated July 13, 2004 (previously filed in connection with the Reporting Persons’ Form 3 dated July 14, 2004).

Exhibit 3	Agreement and Plan of Reorganization, dated as of June 14, 2004, by and between HomeBanc Corp. and HBMC Holdings, LLC (incorporated by reference to Exhibit 10.39 to the Company’s Registration Statement on Form S-11 (File No. 333-113777)).

Exhibit 4	Amended and Restated Registration Rights Agreement, dated as of July 13, 2004, among Fund VII/A, Fund VII, Co-Invest, GTCR and the Issuer (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 21, 2004 (File No. 001-32245)).

Exhibit 5	Stock Purchase Agreement, dated July 19, 2004, between Fund VII/A and the Issuer (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 21, 2004 (File No. 001-32245)).

Exhibit 6	Purchase Agreement, dated July 19, 2004, between Fund VII/A and Co-Invest.*

Exhibit 7	Lock-Up Agreements, between Fund VII, Co-Invest, Fund VII/A and the representatives of the several underwriters.*

Exhibit 8	Articles of Incorporation of HomeBanc Corp. (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form S-11 (File No. 333-113777)).

Exhibit 9	Articles of Amendment of HomeBanc Corp. (incorporated by reference to Exhibit 3.3 of the Company’s Amendment No. 1 to Registration Statement on Form S-11 (File No. 333- 113777)).

Exhibit 10	Articles of Amendment of HomeBanc Corp. (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form 8-A filed with the Commission on February 3, 2006 (File No. 001-32245)).

Exhibit 11	Articles of Amendment of HomeBanc Corp. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K, dated March 13, 2006, filed with the Commission on March 14, 2006 (File No. 001-32245)).

Exhibit 12	Bylaws of HomeBanc Corp., as amended to date. (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K, dated March 13, 2006, filed with the Commission on March 14, 2006 (File No. 001-32245)).

*	Previously filed with the Schedule 13D filed on August 3, 2004.

SCHEDULE A

The following table sets forth the names and principal occupations of the executive officers and members of GTCR Golder Rauner, L.L.C. Each such person is a citizen of the United States. Unless otherwise specified, the business address of each person listed below is 6100 Sears Tower, Chicago, IL 60606.

Name	Principal Occupation

Craig A. Bondy	Principal and Member

Philip M. Canfield	Principal and Member

David A. Donnini	Principal and Member

Vincent J. Hemmer	Principal and Member

Edgar D. Jannotta, Jr.	Principal and Managing Member

Joseph P. Nolan	Principal and Member

David F. Randell	Principal and Member

Bruce V. Rauner	Principal and Member

Collin E. Roche	Principal and Member

Anna May L. Trala	Chief Financial Officer